Aluko & Associates, Inc.

CONSULTING PETROLEUM ENGINEERS
609 Castle Ridge Road, Suite 450
Austin, Texas 78746
Telephone: (512) 328-9755
Fax: (512) 328-3424
E-Mail: dipo@walinc.com

April 14, 2008

Maxim TEP, Inc.
Attn: Mr. Marvin Watson
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

Re: Reserves and Economic Evaluation
MAXIM TEP, INC. Interests
South Belridge Field
Kern County, California

Dear Mr. Watson:

As you requested, we have estimated the proved producing and future revenue, as of January 1, 2007 to the interest of Maxim TEP, Inc. (Maxim TEP) in South Belrige Field located in Kern County, California.. The December 31, 2007 NYMEX oil prices adjusted for field oil price differential is utilized. This report was prepared using Securities and Exchange Commission (SEC) guidelines and in accordance with the rules and regulations for such reports including reserve guidelines, pricing and costs parameters.

The estimated gross remaining reserves as of January 1, 2008 are 48,935 barrels of oil and 355,063 Mcf of gas. The net reserves to the evaluated interests are 27,527 barrels of oil and 199,724 Mcf of gas. The present worth value discounted at 10 percent is $966,551.

The reserves and future revenue are not risk weighted. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at standard temperature and pressure bases.

For the total proved producing reserves, the summary of projected reserves and revenue and a one-line summary by property is shown in the Tab of summary of total proved producing reserves. The individual well projections of reserves and revenues, along with graphs showing historical and projected future production performances, are included in Tab for proved producing reserves.

Reservoir Data

Monthly oil and gas production data from Orchard Petroleum, Inc. (Operator), IHS Energy and California Division of Oil and Gas Resources databases were used in this evaluation.

Economic Parameter

The operating costs, ownership interests and capital costs were furnished by your office. This report was prepared using the December 31, 2007 NYMEX oil price of $95.98 per barrel and gas price of $7.483 per MMBTU adjusted for oil and gas contracts and oil differentials. The gas price was adjusted for BTU contents. The volume weighted average oil and gas price is $92.61 per barrel and $7.89 per Mcf over the life of the total proved reserves.

Remaining Reserves Analysis

The estimated reserves and future revenue shown in this reportare for only proved developed producing reserves. The reserves were determined using decline curve analysis.

Future net revenue is after deducting state severance taxes, estimated capital expenditures and operating costs, but before federal income taxes. In addition, ad valorem taxes were deducted from future revenue. The future net revenue has been discounted at an annual rate of 10% to determine the present worth of the future cash flow. The present worth is calculated to show the effect of time on the value of money. It should not be interpreted as the fair market value of the properties. The reserves and future revenue are not risk weighted.

Disclaimer

The reserves included in this report are estimates only and Aluko & Associates, Inc. does not warrant that they will be recovered. If they are recovered, revenues from and the costs associated with their production may be more or less than the estimated amounts. Sales rates, prices received and costs incurred in producing the estimated reserves may vary from the assumptions in this report due to governmental policies, and uncertainties of supply and demand. There are inherent uncertainties in the interpretation of engineering and geological data; therefore, our conclusions represent only our informed professional judgment.

For this report although the field inspection of the properties was undertaken the mechanical operation and conditions of the wells have not been examined. Also, our estimates do not include any salvage value for the leases and well equipment. In addition, our estimates do not include abandonment costs for these properties. Titles to these properties have not been examined by Aluko & Associates, Inc. nor has the actual or type of interest owned been independently verified.

Aluko & Associates, Inc. is an independent consulting petroleum engineering firm with experience in evaluating oil and gas reserves. We are not employed on a contingent basis and are compensated based on our current fee schedule. Basic engineering and lease performance data with our engineering work are maintained on file in our office.

Thank you for the opportunity to perform this evaluation. If you have any questions or need further information, please give me a call.

Yours very truly,

Oladipo "Dipo" Aluko, P.E.

OA/oa
enclosures